Exhibit (a)(1)(G)

SUBJECT:  STOCK OPTION EXCHANGE UPDATE

On March 21, 2011 we launched our Stock Option Exchange Program.  If you have Eligible Options you are able to exchange those for New Options as discussed in the Offer to Exchange.  In an effort to give you increased access, we are providing additional ways for you to obtain the information needed to consider the Offer and to make an election.

Offer materials are available at https://riteaid.equitybenefits.com. or by calling (800) 504-8546.

Increased Access

We will be providing access to the Stock Option Exchange website through the Rite Aid Portal.  This will permit you to review the Offer while you are at work.  Once you have logged on to the Rite Aid Portal under the My Applications section do the following:

1.               Click on Internet Links

2.               Click on the “+” next to the Other Resource Links

3.               Click on the Stock Option Exchange Offer

4.               You will now be at the login screen for the Stock Option Exchange Program

Phone and Paper Access

If you do not wish to make your election or review the materials online, you will be able to access the materials with a representative over the phone or request that a paper copy be faxed to you.  If you prefer to do so, you may fax a signed and completed election form to 1-888-502-0359.

Stock Option Exchange Offer Period

If you want to exchange any of your Eligible Options, you must submit your election so that it is received before the Offer expires.  You must submit your election to exchange Eligible Options online at the Stock Option Exchange Offer Website, which is available at https//riteaid.equitybenefits.com, by calling the Stock Option Exchange Hotline at 1-800-504-8546 or by fax at 1-888-502-0359.  The announcement of the Offer that you received via regular mail or email contains instructions for logging into the website, including how you determine your initial password.  You will need your Rite Aid Associate Number and password to gain access to your personal information on the Stock Option Exchange Offer Website and to make your elections with respect to the Offer.  Your online, telephonic or faxed election must be received by us before 11:59 p.m., Eastern Time, on April 21, 2011.

The Stock Option Exchange is scheduled to close at 11:59 p.m. Eastern Time on April 21, 2011 unless extended by the Company.